UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           PEAK INTERNATIONAL LIMITED
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    G69586108
                                 --------------
                                 (CUSIP Number)

                                  Guy W. Adams
                            GWA Capital Partners LLC
                         55 South Lake Avenue, Suite 720
                           Pasadena, California 91101
                                 (626) 486-0350
                   ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 3, 2006
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 7 Pages

                                  SCHEDULE 13D

CUSIP No. G69586108                                            Page 2 of 7 Pages




1   Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

               MOUND FUND, LP

2   Check the Appropriate Box If a Member of a Group (See Instructions)
                                     a. [ ]
                                     b. [X]

3   SEC Use Only
4   Source of Funds (See Instructions)

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

               [  ]
6   Citizenship or Place of Organization

               DELAWARE

     Number of            7      Sole Voting Power
       Shares                           412,400
    Beneficially          8      Shared Voting Power
      Owned By                          0
       Each               9      Sole Dispositive Power
     Reporting                          412,400
      Person              10     Shared Dispositive Power
       With                             0

11  Aggregate Amount Beneficially Owned by Each Reporting Person

               412,400

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

               [ ]

13  Percent of Class Represented By Amount in Row (11)

               3.3%

14  Type of Reporting Person (See Instructions)

               PN

CUSIP No. G69586108                                            Page 3 of 7 Pages


1   Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

               GWA CAPITAL PARTNERS LLC


2   Check the Appropriate Box If a Member of a Group (See Instructions)
                                     a. [ ]
                                     b. [X]

3   SEC Use Only

4   Source of Funds (See Instructions)

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

               [  ]

6   Citizenship or Place of Organization

               DELAWARE
     Number of            7      Sole Voting Power
       Shares                           512,400
    Beneficially          8      Shared Voting Power
      Owned By                          0
       Each               9      Sole Dispositive Power
     Reporting                          512,400
      Person              10     Shared Dispositive Power
       With                             0

11  Aggregate Amount Beneficially Owned by Each Reporting Person

               512,400

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

               [ ]

13  Percent of Class Represented By Amount in Row (11)

               4.1%

14  Type of Reporting Person (See Instructions)

               IA;OO

CUSIP No. G69586108                                            Page 4 of 7 Pages


1   Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

               GUY W. ADAMS


2   Check the Appropriate Box If a Member of a Group (See Instructions)
                                     a. [ ]
                                     b. [X]

3   SEC Use Only

4   Source of Funds (See Instructions)

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

               [X]

6   Citizenship or Place of Organization

               UNITED STATES

     Number of            7      Sole Voting Power
       Shares                           512,400
    Beneficially          8      Shared Voting Power
      Owned By                          0
       Each               9      Sole Dispositive Power
     Reporting                          512,400
      Person              10     Shared Dispositive Power
       With                             0

11  Aggregate Amount Beneficially Owned by Each Reporting Person

               512,400

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

               [ ]

13  Percent of Class Represented By Amount in Row (11)

               4.1%

14  Type of Reporting Person (See Instructions)

               IN;HC

                                                              Page 5 of 7 Pages


          This Amendment No.3 to Schedule 13D relates to the shares of common stock, $0.01 par value per share (the "Shares"), of Peak International Limited, a Bermuda exempted company with limited liability (the "Issuer"). This Amendment No.3 supplementally amends the initial statement on Schedule 13D, filed September 30, 2005 by the Reporting Persons (as defined below).

Item 1.    Security and Issuer.

           This Statement relates to the Shares. The address of the principal executive office of the Issuer is 38507 Cherry Street, Unit G, Newark, CA 94560.

Item 5.    Interest in Securities of the Issuer.

          According to information filed by the Issuer with the Securities and Exchange Commission on July 28, 2006, in its Schedule 14A, the number of Shares outstanding was 12,420,389 as of the close of business on July 13, 2006.

          (a) (i) Mound Fund, LP ("Mound") may be deemed to be the beneficial owner of 412,400 Shares, or 3.3% of the Shares outstanding.

              (ii) GWA Capital Partners LLC ("GWA Capital Partners") may be deemed to be the beneficial owner of 512,400 Shares, or 4.1% of the Shares outstanding.

              (iii) Mr. Guy W. Adams ("Mr. Adams") may be deemed to be the beneficial owner of 512,400 Shares, or 4.1% of the Shares outstanding.

          (b) (i) Mound may be deemed to have sole power to direct the voting and disposition of 412,400 Shares.

              (ii) GWA Capital Partners may be deemed to have sole power to direct the voting and disposition of 512,400 Shares held for the accounts of Mound and GWA Master Fund, L.P. ("GWA Master Fund"), with respect to which GWA Capital Partners serves as general partner, and GWA Investments LLC ("GWA Investments"), with respect to which GWA Capital Partners serves as managing member.

              (iii) Mr. Adams, in his capacity as managing member of GWA Capital Partners, may be deemed to have sole power to direct the voting and disposition of 512,400 Shares held for the accounts of Mound and GWA Master Fund, with respect to which GWA Capital Partners serves as general partner, and GWA Investments, with respect to which GWA Capital Partners serves as managing member.

          (c) Except as set forth in Annex A hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Statement on Schedule 13D/A by the Reporting Persons.

          (d) None.

          (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer's outstanding Shares on August 3, 2006.

CUSIP No. G69586108                                            Page 6 of 7 Pages



                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 7, 2006                    MOUND FUND, LP

                                 By:    GWA Capital Partners, LLC,
                                        Its General Partner


                                 By:    /s/ Guy W. Adams
                                        ----------------------------------------
                                        Name: Guy W. Adams
                                        Title: Managing Member


Date: August 7, 2006                    GWA CAPITAL PARTNERS LLC


                                 By:    /s/ Guy W. Adams
                                        ----------------------------------------
                                        Name: Guy W. Adams
                                        Title: Managing Member


Date: August 7, 2006             GUY W. ADAMS


                                 /s/ Guy W. Adams
                                 -----------------------------------------------

                                                               Page 7 of 7 Pages




                                     ANNEX A


                    RECENT TRANSACTIONS IN THE SECURITIES OF
                           PEAK INTERNATIONAL LIMITED


                        Date of       Nature of      Number of         Price
For the Account of    Transaction    Transaction     Securities       per Share
------------------  --------------   ------------  --------------    -----------

Mound Fund, LP      August 3, 2006    Open Market   100,000 Shares       $3.26
                                         Sale
